Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 0-31271

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is RTIX - TTG Merger frequently asked questions.

RTIX-TTG Merger

Frequently Asked Questions

General Information

What is the rational for this merger?

This decision is one that has been made based on careful consideration by both companies. We believe this merger will make a positive impact on all stakeholders of both Tutogen and RTI including customers, patients, etc. The combination of the two companies will create a balanced company specializing in providing sterile biological solutions to patients around the world.

Who approached whom?

Due to the confidentiality of this process, we cannot discuss these details.

How long have you been working on a merger?

The two companies signed a tissue sourcing relationship in 2006. Exploratory discussions began a few months ago, but nothing has been finalized until now.

Are you still considering any other alternatives?

At this time, both companies are working diligently on finalizing the merger.

What are the terms of the merger?

The merger will be conducted as a 100 percent stock-for-stock merger. Under the terms of the merger agreement, Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own. Based on RTI’s closing stock price of $10.54 per share on Nov. 12, 2007, this represents a value of $12.86 per Tutogen share, or an aggregate equity value of approximately $263 million.

When does the merger officially take place?

We expect the transaction to close in the first quarter of 2008, subject to regulatory and other approvals. Until the merger is complete, however, each company will continue to operate independently.

What is the status of the two companies until the merger is completed?

Until the merger is complete, each company will continue to operate independently.

What will the new company be called?

We will be rolling out a new name and brand for the combined company before the merger is complete.

Who will run the combined company?

The combined company will be led by Brian Hutchison as chairman and CEO. Tom Rose, currently vice president, CFO and secretary of RTI, will serve in the same capacity of the combined entity. Guy Mayer, currently president and CEO for Tutogen, will become a member of the board of directors as well as president of the combined company, with a focus on international activities and sales and marketing. L. Robert Johnston, currently vice president and CFO of Tutogen, will serve as vice president of finance for the combined company. Additionally, there will be a combined team with management from both companies.

Who will be on the board?

The board of directors will be comprised of all seven directors from RTI’s current board and five directors from Tutogen’s board, bringing the board to a total of 12 directors including Hutchison and Mayer.

Where will the combined company be headquartered?

The combined company will be headquartered in Alachua, Fla. with facilities in the United States, Germany and France.

What are the benefits of this merger to RTI? What are the benefits of this merger to Tutogen?

The transaction will combine RTI’s expertise for science, safety and innovation in biologics for orthopedics with Tutogen’s leadership in sterile biologic implants for dental, hernia and other specialty surgeries. Benefits of the merger include:

•

Diversification of markets, enabling the company to help more patients with sterile, biological solutions. RTI focuses on implants addressing the spine, sports medicine, bone graft substitutes and general orthopedics markets. Tutogen has a complementary focus on dental implants and surgical specialties including urology, obstetrics/gynecology, breast reconstruction, hernia, ophthalmology and ENT markets, as well as implants addressing the spine market. The combined revenue product mix is estimated to be 32 percent spine, 17 percent dental, 16 percent sports medicine, 10 percent bone graft substitutes, 14 percent international and 5 percent surgical specialties, with the remaining 6 percent attributed to other categories.

•

Balanced distribution model with reduced concentration risk. In addition to direct distribution networks for RTI’s sports medicine implants and Tutogen’s international business the combined company will create a balanced diversification of strong distributors across its product lines. Distributors of RTI’s products include Medtronic, Stryker, Orthofix, Wright Medical, Exactech and Zimmer, among others. Distributors of Tutogen’s implants include Zimmer, Davol (a subsidiary of C.R.Bard), Mentor, Coloplast and IOP Inc.

•

Accelerated growth of xenograft products. Tutogen has more than 10 years of experience in developing clinical data and successfully distributing xenograft implants internationally. The combination of RTI’s portfolio of spinal, sports medicine and general orthopedic xenograft implants and Tutogen’s portfolio of products, paired with Tutogen’s extensive distribution network, should allow the combined company to achieve significant growth in xenograft revenues.

•

Combination of strong recovery networks. The combined company will bring together one of the most extensive U.S. tissue recovery networks with the leading international tissue recovery network. This will enable the combined company to increase the gift of donation and help more tissue recipients both in the U.S. and around the world.

•

Expansion of distribution and marketing team. The combined distribution and marketing team is highly complementary and should provide for significant cross distribution opportunities. RTI has put into place a world-class sports medicine direct distribution network in the U.S., while Tutogen has one of the strongest international distribution networks focused on biologics in the world.

How will the merger impact RTI’s relationship with Medtronic?

There will be no change to RTI’s contract or relationship with Medtronic.

Since both companies have contracts with Zimmer, will the current contracts be impacted?

There will be no immediate change to the Zimmer contracts.

Will the dual sourcing and processing of xenograft be changed?

That will be decided at a later time. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time.

Financials

Who are the investment banks involved in the deal?

In connection with the transaction, Lehman Brothers is acting as financial advisor to RTI and Fulbright & Jaworski L.L.P. is legal counsel. Cowen and Company LLC is acting as financial advisor to Tutogen and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. is legal counsel.

Do you expect Hart Scott Radino /Federal Trade Commission concerns for the merger?

No.

Is there a Call or Collar?

No, there is a fixed transfer ratio.

Is the merger accretive to earnings?

Yes. The companies expect the merger to be accretive to RTI’s 2008 GAAP earnings per share, excluding the one-time, transaction-related adjustments and costs.

How much money in synergies do you see for 2008?

Available synergies include approximately $5 million to $6 million of identified cost savings, when fully realized, and potential revenue enhancement opportunities.

Your third quarter numbers looked in line with Street estimates? Did you need to do this merger?

No, we did not need to merge the two companies to be successful; however, both companies agreed to this merger after careful consideration, and we are enthusiastic about the opportunities that lay before us as a combined company.

Does this merger change your strategy?

For RTI’s current markets, our strategy remains the same. We will continue to use our direct distribution model for sports medicine implants, and partner with distribution companies for other markets. We will broaden our markets from orthopedics to add membrane-based implants, which will continue to be distributed by the current distribution partners.

The Street has estimates of between $108.7 to $112.4 million and EPS of $0.15 to $0.23 for RTIX, and $65.5 to $65.8 million and EPS of $0.25 to $0.27 for TTG for 2008, what is management looking for with the combined company?

We are not prepared to share 2008 numbers at this time. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time.

What would the combined pro forma CY 2007 revenues and gross profits be? In 2008?

Neither company has reported year end numbers at this time; however, for the first nine months of FY 2007 (ended Sept. 30, 2007) RTI reported $68.7 million in revenues with 38.5% gross margins, while for the first nine months of FY 2007 (ended June 30, 2007) TTG reported $38.6 million in revenues with 60.1% gross margins. We are not prepared to share 2008 numbers at this time.

How many shares outstanding would there be in the combined company?

There will be approximately 56 million shares of the company after the merger is complete.

How will the combined distribution force be configured?

We will continue to use our direct distribution model for sports medicine implants, and partner with distribution companies for other markets.

Do you anticipate taking any large charges/write offs?

There may be restructuring changes to the combined company in future years as the operations continue to be integrated.

What is the cash position of the combined company?

The combined company is expected to have in excess of $30 million in cash at Dec. 31, 2007 and be generating positive operating cash flow.

What does the balance sheet look like?

Balance sheet is very healthy since both companies have significant working capital and very little debt.

Are RTI’s implants competitive with Tutogen’s implants?

There is very little overlap in the customers and markets between the two companies. RTI focuses on implants addressing the spine, sports medicine, bone graft substitutes and general orthopedics markets. Tutogen has a complementary focus on dental implants and surgical specialties including urology, obstetrics/gynecology, breast reconstruction, hernia, ophthalmology and ENT markets, as well as implants addressing the spine market.

Are any of your distribution agreements at risk with this merger? Any of their agreements?

We do not anticipate any at this time.

What will you do about expanding the merged companies’ international position?

The merged company will have an enhanced international position; however, in compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time.

What are some of your combined product development ideas?

In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction.

What does the new mix of distribution partners look like?

The combined revenue mix of distributors is estimated to be: 37 percent Medtronic, 22 percent Zimmer, 14 percent international network and the remaining 27 percent attributed to other distributors, such as Stryker, Orthofix, Wright Medical, Exactech, among others from RTI and Davol, a subsidiary of C.R.Bard, Mentor, Coloplast and IOP Inc. from Tutogen.

What does the product mix look like for the combined company?

The combined revenue product mix is estimated to be 32 percent spine, 17 percent dental, 16 percent sports medicine, 10 percent bone graft substitutes, 14 percent international and 5 percent surgical specialties, with the remaining 6 percent attributed to other categories.

What does Tutogen bring to the table?

Tutogen has strength in the tissue membrane markets, expertise in xenograft applications, the leading international tissue recovery network and one of the strongest international distribution networks focused on biologics in the world, based in Germany and France.

Tutogen also brings their brand new German processing facility of 33,000 sq ft built in 2007, as well as their proprietary Tutoplast sterilization process.

Guy Mayer and the management team at Tutogen have done an outstanding job in the past two years of realigning their company and product lines, as well as optimizing their distribution channels to set the stage for significant growth in the years to come.

What does RTI bring to the table?

RTI is the leader in providing safe, sterile biologic implants in orthopedics. The company’s expertise in biologics and commitment to innovation is the strongest in the industry.

The company’s proprietary BioCleanse Tissue Sterilization Process is unmatched in orthobiologics. RTI’s 65,000 sq ft processing facility in Florida is pharmaceutical grade and currently processing at only 50 percent of its capacity.

How does this merger expand your geographical reach?

The combined company will have facilities in the United States, Germany and France. Tutogen has a brand new German processing facility of 33,000 sq ft built in 2007. They have German regulatory approvals of facility and a number of products. The German facility also holds contract processing agreements with the France and German governments.

How does the merger benefit the shareholders?

This merger is expected to enhance shareholder value. Financial expectations include revenue growth and improving gross margins in fast-growing markets, with the merger being accretive to earnings in the first year.

Employees (U.S.-based only)

Business Strategy/Operations Questions

What is the rational for this merger?

This decision is one that has been made based on careful consideration by both companies. We believe this merger will make a positive impact on all stakeholders of both Tutogen and RTI including customers, patients, etc. The combination of the two companies will create a balanced company specializing in providing sterile biological solutions to patients around the world.

When does the merger officially take place?

We expect the merger to be complete no later than April 15, 2008.

What is the status of the parties until the merger is completed?

Due to regulatory requirements, RTI and Tutogen will operate independently until the merger is completed. RTI may not control or influence Tutogen’s interim operations.

Why are we doing this and how does the merger benefit me?

By combining our companies, we believe a much stronger company will emerge, which will diversify our markets and enable the company to help more patients. Additionally, we will bring together the brightest and most experienced talent in the industry, and leverage that talent to its highest potential.

How can I learn more?

We will keep all parties informed by updating progress on a special section of both companies’ public websites (www.rtix.com and www.tutogen.com), which will be available by Friday, 11/16/07.

What will happen to the existing RTI and Tutogen management teams?

While certain regulations prevent both parties from conducting in-depth organizational discussions at this early stage, the premise is to have a new management team, comprised of a combination of both existing teams, to run the new organization.

How will this change the products/ services offered to our customers?

It is not anticipated that the products/ services will change in the short term.

Should we order new business cards/ letter head?

No, not at this time.

Will I still report to the same manager?

At this point, we have not made any changes to the organization, so you will continue to report to the same manager. Once the merger is completed, changes will likely be made to capture the synergies referred to in the press release.

What will the new organizational structure look like?

These decisions have not been made as of this time, and may not be made until after the merger is completed.

Will I have the same responsibilities as before?

Again, for the immediate future, yes. Once the merger has been completed, organizational changes will likely lead to responsibility changes for some individuals.

How much customer overlap is there between the two companies?

There are few, if any, overlaps in customers between the two companies. RTI implants currently address the spine, sports medicine, bone graft substitutes and general orthopedics market, while Tutogen implants address the spine, hernia, dental and surgical specialties including urology, obstetrics/ gynecology, breast reconstruction, ophthalmology, and ENT markets.

What has been communicated to our customers?

The only information our customers know, at this point, is what we have communicated in the press release announcement. Now that the potential merger has been announced, all customers will be contacted and given the same information.

Will there be layoffs – short and long term?

It is too early to tell. Once the merger is completed, assessments will be made to understand our combined business needs and what organizational changes will be required.

Will any locations/ departments be closed as a result of the merger?

Again, specific changes to the organization have not yet been decided. These decisions will be made after careful review of all details and after the merger is completed.

How many employees do the two organizations have today, and how many do you anticipate one year from now?

Today approximate employee numbers are as follows: RTI—500, Tutogen – 250. It is too early to forecast these numbers for next year.

Will we use the same vendors/ suppliers?

Yes, we will continue to use the same vendors as we do today, until notified otherwise within your own organization.

Whose policies will the new organization follow, and when will we need to start following them?

There will be a transition team established to review all policies of both companies to ensure that the most appropriate policies are put in place for the new organization. Additional information regarding these policies will be communicated as we get closer to the finalization of the merger.

Benefits Questions

Will my years of service be recognized in the new organization?

Yes. Your date of hire at the company you currently work for– RTI or Tutogen – will be used as your official date of hire for years of service purposes.

What benefits will I get in the new organization?

All benefits will be reviewed to assess the most appropriate benefit packages for the combined company. The intent is that we provide the most suitable benefits for all employees in the new company.

Will my medical/dental/vision/life insurance coverage change? If so, when and to what?

Current insurance coverage will remain in effect for all employees, in the short term. Any changes to those plans will take place following a review of the individual company offerings. Employees will complete the associated enrollment documents for any new plans, as necessary.

How will my benefits cost change? How much?

All benefits will be reviewed and any associated cost changes will be published on both companies’ web sites.

Will we have a 401k? Will it be matched?

Yes, employees will have the opportunity to participate in a 401k plan. The transition team will evaluate the current plans and will recommend any changes. Details of that plan will be published on both companies’ web sites.

How much vacation/ sick/personal pay will I earn in the future?

The policies of both companies will be reviewed and a combined company policy will be developed to reflect the most appropriate option.

What holidays will be recognized in the new organization?

The holiday policies for both companies will be examined. The policy, along with any new schedule will be posted on both companies’ web sites.

Compensation/Career Questions

When is payday and how often is it?

Pay day is Friday, biweekly.

Can I continue having direct deposit?

Employees will need to complete the appropriate paperwork to have direct deposit initiated upon merger completion.

Will my job title and pay be the same?

Initially, yes. Again, any organizational and responsibility changes related to this transaction will not be made until after the merger is complete.

How and when do I get pay increases in the new organization?

This will be reviewed by the transition team to ensure the most effective policy is implemented.

I had a shift differential and/or on call pay; will I still receive that?

This policy will be reviewed by the transition team. Any changes will be communicated before the merger is complete.

How will my bonus be impacted?

Once the merger is complete, the bonus structure will be reviewed and evaluated at that time.

Donor Recovery Agencies

Why is RTI merging with Tutogen?

This decision is one that has been made based on careful consideration by both companies. We believe this merger will make a positive impact on the clients and partners of both Tutogen and RTI. The combination of the two companies will create a balanced company specializing in providing sterile biological solutions to patients and honoring the gift of donation around the world.

Will this affect our current contract with RTI Donor Services?

No.

We have a contract with Tutogen too, will this affect that contract?

After the merger is complete, all contracts will be assigned to the combined entity.

Will this affect our current recovery procedures? What changes should we expect?

Your current recovery procedures will not change with this announcement. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time.

Are you going to start accepting dermis, fascia and pericardium recoveries?

Yes, we believe in providing our recovery agencies as many donation opportunities as possible in order to fulfill the wishes of donor families and help as many patients as possible with each precious donation.

Will we still be working with the same people? Are you making any staff changes that will affect us?

There will not be any specific staff changes in relation to this announcement. (see Leadership question in General Transaction section above)

Will this affect distribution of tissue back into our community/ our hospitals?

The merger of these two companies will create a global leader in providing sterile biologic implants to patients around the world. Our commitment to returning tissue back into the donation communities will not change with this merger.

Will you provide me with the same programs and services? (PEP calls, poster programs, PORTER page, training and CEUs)

Yes, we will continue all current programs and services to our donor community, and will continually strive to bring enhanced programs and services for the enrichment of our partners in donation.

What should I tell my employees?

Please share your Partner Bulletin with your employees, and let them know that this announcement will not alter our commitment to them or the donation community. We value our partnership with you as we pursue our mission to serve as responsible stewards of the gift of donation. This will not change now, nor under the combined company.

What should we tell our board members?

Please share your Partner Bulletin with your board members, and let them know that this announcement will not alter our commitment to them or the donation community. We value our partnership with you as we pursue our mission to serve as responsible stewards of the gift of donation. This will not change now, nor under the combined company.

Should we anticipate future changes to donor criteria?

This particular announcement will not garner specific changes to donor criteria. Both companies maintain and update as needed, which meets regulatory and industry standards, along with specific criteria which allows the opportunity to donate balanced with patient safety and surgical needs. The merger will not change this approach.

When will you be able to tell us more? How will we be kept informed?

The merger is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals including the SEC and the FTC. The transaction is expected to close in the first quarter of 2008. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction.

In the meantime, we will keep the most up-to-date information we can share on our web portal, http://www.rtix.com/merger. And as always, please contact Roger Rose, Beverly Bliss, or your Regional Manager with any questions you may have.

How does this merger benefit the donor recovery community?

Through combining these companies, we will provide our recovery agencies enhanced and more diversified donation opportunities in order to fulfill the wishes of donor families and help as many patients as possible with each precious donation. We will be a stronger partner in donation and transplantation, and will be able to continually expand our programs and services to best meet your needs.

Surgeons/Hospitals

Will the combined company remain in the allograft business? The xenograft business?

Yes, we are committed to providing the safest, highest quality biologic implants to you and your patients. The combined entity will provide sterile allograft and xenograft surgical solutions in Spine, Sports Med, Bone Graft Subs, General Orthopedic, Dental, Urology, Hernia, Ophthalmology, Breast Reconstruction, ENT and other specialty areas, both in the U.S. and internationally.

Will your implants be used in cosmetic surgeries?

Our focus is always to develop safe, sterile biologic implants for life-saving and/or curative surgeries, promoting the healing of tissue recipients.

Will you continue to use BioCleanse?

Our ability to sterilize tissue through the BioCleanse process is a key component of our company. We will continue to sterilize tissue through the BioCleanse process.

Will you use Tutoplast?

Yes, we plan to continue to leverage the capabilities of the Tutoplast process on certain implant categories. Tutoplast is an effective sterilization process and is especially suited to processing membrane type tissues, such as fascia, dermis, etc.

How will this affect our supply of allograft implants? Will I have to switch to a new implant/ product?

Today’s announcement does not affect your supply of allograft implants. We will maintain the same level of commitment to our surgeons and their patients, and there will be no interruption in the service you receive today.

Will I be getting implants from international donors now?

Until the completion of the merger, each company will continue to operate independently.

After the completion of the transaction, the combined company will prepare international tissue donations to meet the needs of the international community first and foremost. On the occasion where international needs are met and tissue can be used to meet the vast needs in the U.S., tissue from those donors must go through individual FDA scrutiny, which exceeds and is in addition to the high level of screening required for domestic-based donations.

Additionally, all donations accepted by Regeneration Technologies will meet our strict science-based donor criteria, as well as be subjected to additional validated sterilization and safety processes before distribution.

Will your pricing be affected? Will my fees go up?

In compliance with regulatory requirements, Tutogen and RTI will remain separate and independent companies, and joint activities between the companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time.

Will I have the same distributor/ the same rep?

Today’s announcement does not affect current personnel or distribution relationships, however, future activities will be decided after the merger is complete. Until that time, each company will continue to operate independently. Now and in the future, we will maintain the same level of commitment to our surgeons and their patients, and there will be no interruption in the service you receive today. (also, see Leadership question in General Transaction section above)

Will this affect our current contracts?

Today’s announcement does not affect current contracts.

Will my consulting agreement be extended with RTI?

Right now there are no changes to any of our contractual relationships agreements and partnerships, however, future activities will be decided after the merger is complete. Until that time, each company will continue to operate independently.

Should I continue to hold or sell RTI stock?

We cannot recommend any stock decision to you.

What will happen with consignment inventory in my hospital?

Right now there are no changes to our distribution agreements, including consignment agreements.

Why is this a good thing for me as the customer?

The merger of these two companies will create a balanced company specializing in providing sterile biological solutions to patients around the world. The combined company will continue to bring the safest, highest quality biologic implants to you and your patients.

When will you be able to tell us more? How will we be kept informed?

The merger is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals. The transaction is expected to close in the first quarter of 2008. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction.

In the meantime, we will keep the most up-to-date information we can share on our web portal, http://www.rtix.com/merger. And as always, please contact Roger Rose, Rod Allen, Drew Distin or your distribution representative with any questions you may have.

Distributors

What will happen to our current contract?

There will be no changes to our contracts as a result of this announcement.

What messages do our sales reps need to be providing consumers?

Please share the Partner Bulletin with your reps and remind them that our current relationships remain unchanged. If you have further questions, please contact Roger Rose, Rod Allen, Robby Lane or Drew Distin.

How much information should we tell our reps?

Please share what is included in the Partner Bulletin, and remind them that now and in the future, we will maintain the same level of commitment to our customers. There will be no interruption in the service you receive today.

What messages do our sales reps need to be providing customers?

They should tell them what is in the Partner Bulletin and remind them that our distribution relationships remain unchanged. Now and in the future, we will maintain the same level of commitment to our surgeons and their patients, and there will be no interruption in the service you receive today.

How will this affect our supply of allograft implants?

At this time there are no changes to the supply of allograft implants.

How does this affect international availability of allograft implants?

After the merger is completed, we expect there will be expanded opportunities for international availability of both allograft and xenograft implants.

Will your pricing be affected?

This announcement does not affect fees.

When will you be able to tell us more? How will we be kept informed?

The merger is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals. The transaction is expected to close in the first quarter of 2008. In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction.

In the meantime, we will keep the most up-to-date information we can share on our web portal, http://www.rtix.com/merger. And as always, please contact Roger Rose, Rod Allen, Drew Distin or your distribution representative with any questions you may have.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615 .

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.